

I G N I T E D S T U D I O S

CROWDFUNDING OFFERING
STATEMENT

June 2017



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IgnitedStudios Hollywood, LLC

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by IgnitedStudios Hollywood, LLC, a California limited liability company (**"IgnitedStudios"** or the "**Issuer**"). The Securities, in the form of promissory notes in increments of $100 (each, a "**Note**" and together, the "**Notes**"), will be issued pursuant to, and will be governed by, a note purchase agreement among the Issuer and the purchasers of the Securities (the "**NPA**"). The Issuer is seeking to raise a minimum of $200,000 and maximum of $500,000 through the offer and sale of Securities on the Portal (the "**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the terms of the NPA.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the NPA. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS
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I.SUMMARY OF OFFERING

SUMMARY OF TERMS

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the NPA.

The Securities being offered for sale by the Issuer on the Portal are governed by the NPA. Each NPA is an agreement between an investor and the Issuer, under which the investor agrees to invest in the Issuer pursuant to the specified terms therein. **By investing in the Securities, investors do not receive any equity interests in the Issuer and do not have any voting or management rights with respect to the Issuer.** Payments to investors will commence following the first full month after Closing.

Issuer	
Offering Amount	Minimum of $200,000 and maximum of $500,000
Offering Period	Until 11:59 PM(CST) of October 1, 2017
Minimum Investment	$100
Closing and Escrow Process	48 hours before the end of the Offering Period, investors that have signed the NPA will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Portal during the investment process). Once the Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction of the conditions set forth in the NPA, which includes providing NextSeed with sufficient evidence of all sources of capital for the project as described in this Disclosure, and the Offering will be deemed to have successfully closed (the "**Closing**") and the NPA and the applicable Note will be posted to the respective investors' page on the Portal. If the Offering Amount is not raised by the end of the Offering Period, all committed funds will be returned to the investors.
Cancellation of Investment Commitment	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure.
	NextSeed will notify investors if the target Offering Amount has been met.
	If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period, the funds will be released to the Issuer upon the Closing and the investor will receive Securities in exchange for his or her investment.
	If there are any material changes to the Offering, investors will be

nextseed

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

	notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Revenue Sharing Percentage	If the Offering Amount is less than $350,000, 8.0% of each month's gross revenue
	If the Offering amount is equal to or greater than $350,000, 12.0% of each month's gross revenue
Investment Multiple	1.65x
	Investors will each receive in the aggregate 1.65x their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on a monthly basis.
Payment	The Issuer will make monthly payments based on the relevant revenue sharing percentage
Maturity	If the investors have not been paid in full within 60 months after the Closing (commencing with the first full month after the Closing), the Issuer is required to promptly pay the entire outstanding balance to the investors.
Assignment	The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.[1] In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the NPA.

[1] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Escrow Agent / Paying Agent	**GoldStar Trust Company, a trust only branch of Happy State Bank.**
NextSeed Fee	There are no fees to open an investment account on the Portal or to make an investment in Securities. For each payment made by the Issuer, NextSeed will deduct a service fee in an amount equal to 1.0% of such payment to cover transaction and administrative costs.
Security Interest	The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the NPA and the Notes.
Tax Considerations	The Issuer intends to treat the Securities as contingent debt instruments for U.S. federal income tax purposes. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis. See Section VII for more details.
Modification of Terms	Investors may not modify the terms of the investment set forth in the NPA.
Governing Law	Each NPA and Note will be governed by the laws of the State of Texas.

The Issuer certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualified from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

II.DESCRIPTION OF BUSINESS CAPITALIZATION

OVERVIEW

The Issuer is 100% owned by its sole member and manager, IgnitedSpaces, LLC ("**Sole Member**"). The Sole Member makes all decisions on behalf of the Issuer. Lawrence Kao and Matt Davis are managing members of the Sole Member and each own 46.25% in membership interests of the Sole Member.

The total project cost is expected to be $1,400,000. The Issuer plans to raise $565,000 through a private placement of equity interests, $335,000 in loans from Lawrence Kao, and the rest through this Offering. In the event that the Issuer is able to raise the minimum offering amount, the Sole Member commits to raise the remainder of the project cost to complete the buildout.

Note: The Securities Offered to investors through this Offering are distinct from the membership interest owned by the Sole Member. The Securities are debt securities and their terms are governed solely by the NPA and the accompanying Notes.

MATERIAL TERMS OF ANY INDEBTEDNESS:

The Issuer has obtained an unsecured loan from Lawrence Kao in the amount of $335,000.

III.KEY PERSONS

KEY OFFICERS OF THE ISSUER

Matt Davis

Co-Founder & CEO*, Inception - Present*

Matt Davis has over a decade of commercial real estate experience with a focus on representing the interests of office tenants in Southern California. In addition to office leasing, he has provided consulting services for investment acquisitions, tax deferred 1031 exchanges, and office related technology implementation. Matt holds a BS in Finance from Pepperdine University and is currently a regional board member for the membership organization Gen Next.

Yu Lun "Lawrence" Kao

Co-Founder & Chief Creative Officer*, Inception - Present*

Lawrence Kao has 12 years of experience in real estate syndication, purchasing, rehabbing, and selling residential properties. As an avid entrepreneur, Lawrence has been involved with numerous ventures including restaurants & bars, film production, and importing & exporting goods. He graduated from Pepperdine University with a bachelor's degree in Business Administration and has an MBA from California Baptist University. He also holds a master's degree of Interior Design from UCLA. Lawrence is also a member and financial contributor to the membership organization Gen Next.

Lawrence is also the Managing Partner of the following:

- DFA Ventures, which specializes purchasing rehabbing and selling distressed properties in Dallas-Fort Worth Metroplex area
- G2 Founders, which focuses on investing on income-producing properties in Texas
- G2F Investments, LLC, which specializes purchasing rehabbing and selling foreclosure properties in Southern California

IV. USE OF PROCEEDS

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Total Proceeds	$200,000	$500,000
Less: Offering Expenses[2]	Up to $14,000	Up to $35,000
Net Proceeds	At least $186,000	At least $465,000
Use of Proceeds	Buildout of the coworking space	Any additional proceeds will be used as working capital.

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[2] NextSeed charges 7% of the total offering amount as compensation for its services provided in connection with the Offering; provided that NextSeed will only charge 5% of the amount raised from investors that were introduced to the NextSeed website by the Issuer.

V.FINANCIAL STATEMENTS

CURRENT FINANCIAL STATEMENTS (UNAUDITED)

Because the Issuer was formed recently, the Issuer's current financial statements reflect such status. Please see Appendix A for the financial statements as well as the full review report by the Issuer's accountant.

PRO FORMA FINANCIAL STATEMENT

To illustrate the earning potential of Ignited Spaces, the Issuer is providing a summary of its 5-year financial forecast, commencing with the first year of operation. The forecast has been developed by the Issuer using reasonable best efforts based on local operating statistics of comparable companies in the food and beverage services sector, as well as the extensive working knowledge of the officers through operating other businesses around the country. The key revenue drivers and other operating assumptions have been benchmarked against local industry standards and reflect the ongoing growth prospect and cost.

IgnitedStudios (7080 Hollywood - Studio -Ground Floor) Pro Forma

Income	Year 1	Year 2	Year 3	Year 4	Year 5
Edit Bay	$ 184,320	$ 213,581	$ 219,988	$ 226,588	$ 233,386
Executive Office	$ 32,640	$ 37,822	$ 38,956	$ 40,125	$ 41,329
Pod Cast Room	$ 38,225	$ 40,788	$ 42,012	$ 43,272	$ 44,570
Printing/ Shredding Services	$ 4,400	$ 4,532	$ 4,668	$ 4,808	$ 4,952
Digital Storage and File Transfer	$ 9,040	$ 10,506	$ 10,821	$ 11,146	$ 11,480
Parking Income	$ 123,120	$ 126,814	$ 130,618	$ 134,537	$ 138,573
Conference Rooms	$ 12,681	$ 13,460	$ 13,864	$ 14,280	$ 14,708
Large Editing Suite	$ 110,000	$ 135,960	$ 140,039	$ 144,240	$ 148,567
Voiceover Room	$ 112,200	$ 135,960	$ 140,039	$ 144,240	$ 148,567
Theater	$ 194,000	$ 352,260	$ 362,828	$ 373,713	$ 384,924
Lobby Events	$ 80,800	$ 128,544	$ 132,400	$ 136,372	$ 140,463
Pop Up Space	$ 176,500	$ 299,520	$ 311,501	$ 323,961	$ 336,919
Large Event Space	$ 175,500	$ 203,940	$ 210,058	$ 216,360	$ 222,851
General/Kitchen Filming	$ 12,900	$ 14,832	$ 15,277	$ 15,735	$ 16,207
Vender Referral Fees	$ 20,500	$ 24,720	$ 25,462	$ 26,225	$ 27,012
Dub Room	$ 85,200	$ 87,756	$ 90,389	$ 93,100	$ 95,893
Total	$ 1,372,026	$ 1,830,994	$ 1,888,919	$ 1,948,702	$ 2,010,402

COGS	Year 1	Year 2	Year 3	Year 4	Year 5
Commissions	$ 27,441	$ 27,465	$ 18,889	$ 19,487	$ 20,104
Merchant Fees	$ 13,720	$ 18,310	$ 18,889	$ 19,487	$ 19,682
Parking	$ 102,000	$ 107,100	$ 112,455	$ 118,078	$ 123,982
Total	$ 143,161	$ 152,875	$ 150,233	$ 157,052	$ 163,768

Gross Margin	$ 1,228,865	$ 1,678,119	$ 1,738,686	$ 1,791,650	$ 1,846,635

Expenses	Year 1	Year 2	Year 3	Year 4	Year 5
Back Rent	$ 155,591	$ 480,775	$ 518,780	$ 582,809	$ 600,293
Front Rent	$ 49,680	$ 194,811	$ 201,271	$ 228,424	$ 235,276
Management Fee	$ 61,443	$ 83,906	$ 86,934	$ 89,582	$ 92,332
Employees	$ 181,500	$ 190,575	$ 200,104	$ 210,109	$ 220,614
Parking	$ 9,000	$ 9,450	$ 9,923	$ 10,419	$ 10,940
Tech/Wifi	$ 54,000	$ 54,000	$ 54,000	$ 54,000	$ 54,000
Accounting	$ 4,200	$ 4,200	$ 4,200	$ 4,200	$ 4,200
Advertising	$ 24,000	$ 12,000	$ 12,000	$ 12,000	$ 12,000
Legal	$ 4,200	$ 2,100	$ 2,100	$ 2,100	$ 2,100
Subscription	$ 6,000	$ 6,000	$ 6,000	$ 6,000	$ 6,000
Meals/Entertainment	$ 6,000	$ 6,000	$ 6,000	$ 6,000	$ 6,000
Insurance	$ 4,800	$ 4,800	$ 4,800	$ 4,800	$ 4,800
Office Supplies	$ 4,800	$ 4,800	$ 4,800	$ 4,800	$ 4,800
Office Snacks/Coffee/Etc.	$ 43,200	$ 43,200	$ 43,200	$ 43,200	$ 43,200
Admin	$ 12,000	$ 12,000	$ 12,000	$ 12,000	$ 12,000
Taxes	$ 800	$ 800	$ 800	$ 800	$ 800
Utlites	$ 57,363	$ 60,231	$ 60,231	$ 60,231	$ 60,231
Building Pass-Thrus	$ -	$ 5,000	$ 7,500	$ 11,500	$ 15,000
Bonuses	$ 6,000	$ 6,000	$ 7,500	$ 8,500	$ 10,000
Misc	$ 24,000	$ 24,000	$ 24,000	$ 24,000	$ 24,000
Total	$ 708,577	$ 1,204,649	$ 1,266,142	$ 1,375,474	$ 1,418,587

Net Profit	$ 520,288	$ 473,470	$ 472,544	$ 416,176	$ 428,048
Profit Margin	*38%*	*26%*	*25%*	*21%*	*21%*
NextSeed Revenue Sharing Loan (1)	$164,643.12	$219,719.28	$226,670.29	$ 213,967	$ -

(1) Assumes a NextSeed offering of $500,000. If the final offering size is less than $500,000, the total payments are
 expected to be lower.

VI.RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Business Risks

The Issuer's success depends on its brand perception, in part, upon the popularity of their establishment and the customer's experience. The Issuer intends to reinforce and extend positive brand perception, including by providing a training program for its employees to ensure a high quality of customer service. Any shortcomings in the Issuer's brand building initiatives or business incidents that diminish customer perceptions of the Issuer's brand could negatively impact revenues. The Issuer's business, financial condition and results of operations depends in part on the Issuer's ability to anticipate, identify and respond to changing consumer preferences. Any failure by the Issuer to anticipate and respond to changing customer preferences could make the Issuer's business less appealing and adversely affect business. While the Issuer expects to be prepared with adequate working capital to cover an unforeseen drop in sales volume, maintaining revenues north of 40% of projections will be imperative. If the Issuer overestimates the demand for its business or underestimates the popularity of its competition, the Issuer may not fully realize its anticipated revenue. If the Issuer does not achieve a certain level of revenue, the financial performance will be seriously and negatively impacted, in which case there may be serious adverse financial consequences for the Investors.

Reputational Risks

Adverse publicity concerning coworking spaces and the business could damage the Issuer's brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the Issuer's business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and the Issuer's financial performance. The harm may be immediate without affording the Issuer an opportunity for redress or correction.

Competition Risks

The market for coworking spaces is competitive and the Issuer may need to compete with other established competitors. The Issuer competes with these other businesses on the basis of quality and price of products and/or services offered, atmosphere, location and overall customer experience. In addition, entrance of new competitors into the Issuer's markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. Any inability to compete successfully with competitors, shifts in consumer preferences away from restaurants & bars or the Issuer's inability to develop new products or services that appeal to consumers may negatively affect revenues.

Management Risks

Any operational growth experienced by the Issuer will place additional demands on the Issuer's administrative, management and financial resources. If the Issuer's management does not effectively manage growth, the Issuer's operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on the Issuer's ability to manage its organizational structure and financial resources.

Personnel Risks

The success of the business is heavily dependent on the judgment and ability of the members of the Issuer's leadership. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of the Issuer's leadership team or other key management personnel leave, the Issuer may have difficulty replacing them, and the business may suffer. There can be no assurance that the Issuer will be able to successfully attract and retain the leadership team and other key management personnel needed.

Labor Supply Risks

A primary component of the Issuer's operations is labor. The Issuer competes with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. The Issuer devotes significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees. If the Issuer is unable to recruit and retain sufficiently qualified personnel, the business and its growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the Issuer's business and results of operations. The Issuer may sustain an increase in operating costs if it pays increased compensation or benefits to its employees. The Issuer must follow various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. The Issuer may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although the Issuer requires all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without the Issuer's

knowledge, be unauthorized workers. If any of the Issuer's workers are found to be unauthorized, the Issuer may experience adverse publicity that negatively impacts their ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt the Issuer's operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. The Issuer could also become subject to fines, penalties and other costs related to claims that the Issuer did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the Issuer's business, financial condition and results of operations.

Market Conditions

The Issuer's success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. The Issuer will cater to both business and social guests. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. The Issuer's sales are also dependent on foot traffic and sales in a specific location. If the foot traffic in the area declines, or the Issuer is forced to move its operations to a different location, revenues may be negatively impacted. The Issuer's success also depends on the popularity of our menu offerings and the overall dining experience provided to guests. Any shift in consumer preferences away from the Issuer's business concept could negatively affect financial performance.

Supply and Delivery Cost Risks

Supplies and prices of the various products used in the goods that the Issuer offers can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject the Issuer to shortages or interruptions in product supplies, which could adversely affect revenue. The Issuer does not have control over the businesses of its vendors, suppliers and distributors, and its efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect the Issuer's profitability. If the Issuer has long-term purchase commitments in excess of what the Issuer needs due to a decline in demand, this may also adversely affect profitability. Furthermore, certain supplies may be perishable, and the Issuer has limited control over whether those items will be delivered in an appropriate condition for use in its business. If any of the Issuer's vendors, suppliers or distributors are unable to fulfill their obligations to the Issuer's standards, or if a replacement provider cannot be found in the event of a supply or service disruption, the Issuer could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the Issuer's business, financial condition and results of operation.

Operational Risks

The Issuer's business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. The use of such information by the Issuer is regulated by federal and state laws, as well as certain third party agreements. If the Issuer's

security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Issuer's reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, the Issuer may incur additional costs to ensure compliance.

Financing Risks

The Issuer has not yet commenced operations and has not generated any revenue to date. In order to begin business operations, the Issuer will need to incur expenses related to the development of the planned service, expenses related to the acquisition of certain supplies, expenses related to the opening of the first planned location, and other start-up costs. Accordingly, if the Issuer does not obtain additional financing, including the financing sought in this offering, the business will likely fail.

Real Estate Risks

The Issuer is planning to open in Los Angeles area. Location is vital to the success of IgnitedStudios. There is no guarantee that this site will remain suitable, or that the business will be operated profitably. The Issuer depends on cash flow from operations to pay lease obligations and to fulfill other cash requirements. 57% of the Issuer's expenses are facility and real estate related and are inelastic in nature. These fixed expenses are expected to be approximately 38% of the projected revenues - they cannot be reduced during a slow season or difficult economic time. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available to the Issuer from other sources, the Issuer may not be able to meet its lease obligations, grow the business, respond to competitive challenges or fund its other liquidity and capital needs, which would have a material adverse effect on the Issuer.

The Issuer is leasing its business location and is subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the store may become unattractive as demographic patterns change. The Issuer may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require the Issuer to close a store in a desirable location.

Negative effects on the Issuer's landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect the Issuer's business and results of operations. If the Issuer's landlord is unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with the Issuer. If the landlord files for bankruptcy protection, the landlord may be able to reject the Issuer's lease in the bankruptcy proceedings. While the Issuer may have the option to retain its rights under the lease, the Issuer may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, the Issuer may experience a drop in the level of quality of such retail center. The Issuer may be adversely affected by the negative financial situations of developers and landlords.

Development Risk

The Issuer's dependence on development exposes the Issuer to timing, budgeting and other risks. New project development has a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- receipt of zoning, occupancy and other required governmental permits and authorizations from local governmental agencies, which are issued at the discretion of the issuing authority with no guaranty that all licenses and permits applied for by the Issuer will be issued;
- development costs incurred for projects that are not pursued to completion;
- so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;
- defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation;
- ability to raise capital; and
- governmental restrictions on the nature or size of a project or timing of completion.

The Issuer cannot assure you that any development project will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated.

Legal Risks

Businesses in the Issuer's industry can be adversely affected by litigation and complaints from customers or government authorities resulting from health claims, allergens, illness, injury or other health concerns or other various operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect the Issuer, regardless of whether the allegations are true, by discouraging customers from patronizing the Issuer. The Issuer may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, the Issuer cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the Issuer's business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources of the Issuer be used to defend any claims.

Environmental Risks

The Issuer is subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from the Issuer's business. Environmental conditions relating to releases of hazardous substances at the Issuer's site could materially adversely affect the business, financial condition and results of operations. Further,

environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the Issuer's business, financial condition and results of operations.

Information Technology Risks

The Issuer relies heavily on information systems, such as point-of-sale processing, for management of the Issuer's supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. The Issuer's ability to efficiently and effectively manage its business depends significantly on the reliability and capacity of these systems. The Issuer's operations depend on its ability to protect its computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding the Issuer's systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

Accounting Risks

Changes to existing accounting rules or regulations may impact the Issuer's future results of operations or cause the perception that the Issuer is more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require the Issuer to record significant capital lease obligations on its balance sheet and make other changes to its financial statements. This and other future changes to accounting rules or regulations may impact the Issuer's future operating results.

Intellectual Property Risks

The Issuer's intellectual property is material to conducting business. The Issuer's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including its name, logos and unique ambiance of its stores. The Issuer has taken efforts to protect its brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on the Issuer's intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that the Issuer will not encounter any material claims in the future. If this happens, it could harm the Issuer's image, brands or competitive position and cause the Issuer to incur significant penalties and costs.

Regulatory Risks

Products and services offered by the Issuer are subject to regulation. Regulatory action could substantially increase the Issuer's costs, damage reputation and materially affect operating results. The Issuer's increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact the Issuer directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Issuer cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect the Issuer's revenue and operating margins.

The Issuer is subject to various federal, state and local regulations, including regulations related to the preparation and sale of food, zoning and building codes, land use and employee, health, sanitation and safety matters. The Issuer is also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Compliance with additional regulations can become costly and affect the Issuer's operating results.

Tax Risks

The Issuer is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Issuer believes its tax positions and estimates are reasonable, the Issuer could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Issuer. If material, payment of such additional amounts could have a material impact on the Issuer's results of operations and financial position.

Risks from Work Stoppages, Terrorism or Natural Disasters

The Issuer's operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if the Issuer is forced to close for an extended period of time.

Limited Source of Repayment

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. While the Issuer is providing a lien on its assets, there is no guarantee that it will have sufficient assets to make full payment to the investors, as the assets may decrease in value, lose their entire value over time or may fluctuate based on the performance of the underlying business. Neither the Issuer nor NextSeed guarantees payment or investor returns.

Risks Relating to Financial Forecasts

The financial forecasts provided by the Issuer herein are reasonable forecasts by the Issuer based upon assumption of stable economic conditions and other various assumptions regarding the operations of the Issuer. The validity and accuracy of these assumptions will depend in large part on future events over which the Issuer and the key persons will have no control. CHANGES IN ASSUMPTIONS OR THEIR UNDERLYING FACTS COULD SIGNIFICANTLY AFFECT THE FORECASTS. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SIGNIFICANTLY FROM THE PROJECTED

OUTCOMES. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE ACTUAL OPERATING RESULTS OF THE ISSUER WILL CORRESPOND TO THE FORECASTS PROVIDED HEREIN.

Risks Relating to Debt Financing

The Issuer's debt service obligations may adversely affect its cash flow. As a result of any future debt obligations, the Issuer may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. Although the Issuer anticipates that it will be able to repay or refinance any indebtedness when it matures, there can be no assurance that it will be able to do so or that the terms of such refinancing will be favorable. The Issuer's leverage may have important consequences including the following: (i) its ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on terms favorable to the Issuer and (ii) a substantial decrease in operating cash flow or a substantial increase in its expenses could make it difficult for the Issuer to meet its debt service requirements and restrictive covenants and force the Issuer to sell assets and/or modify its operations.

Potential Conflicts of Interest

The key persons individually or as an entity may wish to own, operate or consult with other operations in the Los Angeles area similar to the Issuer, including operations utilizing the brand associated with the Issuer. Such other businesses will be owned by entities other than the Issuer, which may not have an identity of ownership interest with the Issuer. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of the Issuer's operations and on the Issuer due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to the Issuer for profits derived from such other such activities.

VII.CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

ELIGIBILITY UNDER RULE 503 OF REGULATION CROWDFUNDING

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

AFFILIATED PARTY TRANSACTIONS

Other than as disclosed below, the Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of Interest
IS Hollywood 1, LLC	Related entity	Transfer of lease	Monthly payments of $44,455 with an annual increase of 3%. For more information, see Appendix A.
Lawrence Kao	Chief Creative Officer	Unsecured loan	Principal loan amount of $335,000, with annual interest rate of 7.5% for a term of 5 years.

CERTAIN TAX CONSIDERATIONS

The Issuer intends to treat the Securities as contingent debt instruments for U.S. federal income tax purposes. The Issuer's good-faith determination that the Securities should be considered contingent debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

OTHER MATTERS

NextSeed Assessment

Every offering on the Portal undergoes a standardized assessment process by NextSeed that is applied on all businesses listing on NextSeed. The assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance** – comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Terms** – analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

- **Credit History Information** – credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability** – the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk** – overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final terms offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investing in securities inherently involves risks, and investors should consider their own investment objectives before investing.

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

Additional Issuer Information

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Portal. All communication with the Issuer regarding the Offering is required to take place on the Portal. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the NPA, which specifies the terms of investment in the Securities.

Bonus Rewards

The Issuer offers bonus rewards as a way to show appreciation for its investors. Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the Note Purchase Agreement and are not enforcible under the Note Purchase Agreement.

ONGOING REPORTING

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the Issuer's website at: www.ignitedstudios.com

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

nextseed

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

FINANCIAL STATEMENTS WITH REVIEW REPORT

IGNITED STUDIOS HOLLYWOOD, LLC

FINANCIAL STATEMENTS

March 28, 2017

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Ignited Studios Hollywood, LLC
Index to Financial Statements
(Unaudited)

dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Member
Ignited Studios Hollywood, LLC
Los Angeles, California

We have reviewed the accompanying financial statements of Ignited Studios Hollywood, LLC, which comprise the balance sheet as of March 28, 2017 ("Inception") and the related statement of operations and member's equity and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

[signature]

Newport Beach, California
June 28, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

IGNITED STUDIOS HOLLYWOOD, LLC
BALANCE SHEET
(Unaudited)

	March 28, 2017
Assets	
Current assets	
Cash	$ -
Total assets	$ -
Liabilities and Member's Equity	
Accounts payable	$ -
Total liablities	-
Commitments and contingencies (Note 3)	-
Member's equity	-
Total liabilities and member's equity	$ -

See accompanying notes to the financial statements and independent accountants' review report.

IGNITED STUDIOS HOLLYWOOD, LLC
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
(Unaudited)

	March 28, 2017
Revenues	$ -
Operating expenses:	
Seeling, general and administrative	-
Total operating expenses	-
Net income	$ -
Member's equity end of period	$ -

See accompanying notes to the financial statements and independent accountants' review report.

IGNITED STUDIOS HOLLYWOOD, LLC
STATEMENT OF CASH FLOWS
(Unaudited)

	March 28, 2017
Cash flows from operating activities:	
Net income	$ -
Net cash used in operating activities	-
Increase in cash and cash equivalents	-
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ -
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes to the financial statements and independent accountants' review report.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Ignited Studios Hollywood, LLC (the "Company") is a California limited liability company formed on March 28, 2017. The financial statements of Ignited Studios Hollywood, LLC (which may be referred to as the "Company", "Ignited Studios," "we," "us," or "our") included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

With an anticipated location on the Hollywood Walk of Fame, Ignited Studios will be a complete media campus providing robust technology and infrastructure for modern creators. With nearly 20,000 square feet of studio, event and showcase space, Ignited Studios is the intersection of technology and media. Hollywood has been the global epicenter of content creation for the past 100 years. Today, a new generation of creators, empowered by technology and inspired by the streets of Hollywood, are reshaping the industry in the digital age.

Management Plans
To date the Company has limited operations. The Company will incur significant additional pre-opening costs for the build-out of the planned facility, as well as working capital during initial months of operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a private placement, bank equipment financing and our proposed Regulation Crowdfunding campaign. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm the business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

See the accompanying independent accountants' review report.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of March 28, 2017. Fair values for these items were assumed to approximate carrying values because of their short term nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, damages to our facility, consumer tastes and trends, negative press, or competition from larger competitors. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from retail, office, and event space rentals when (a) pervasive evidence that an agreement exists (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. The Company defers all rental income until the service has been provided. To date, the Company has not started generating revenue.

Income Taxes
The Company is a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay minimum state franchise taxes at reduced rates. The Company's tax returns are subject to tax examination by the Internal Revenue Service or state regulatory agencies since Inception.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 3 – COMMITMENTS AND CONTIGENCIES

Lease
In December 2015, commencing on April 11, 2016, a related entity to the Company entered into a ten (10) year lease agreement for its primary operations located in Hollywood, California. The lease requires initial monthly rental payments of $44,455, with an annual increase of 3%. The lease contains a three (3) year renewal option at prevailing market rates, but no less than the monthly rent upon the final month of the lease term. Payments on the lease commenced in April 2016. The Company, the related entity, and the landlord are negotiating the terms of assignment of this lease to the Company with modification in terms. As of the date of these financial statements, that assignment and modified terms have not yet been executed.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

See the accompanying independent accountants' review report.

NOTE 4 – RELATED PARTY TRANSACTIONS

See Note 3 for transfer of lease from a related party.

NOTE 5 – MEMBER'S EQUITY

The Company is 100% owned by our parent company, Ignited Spaces LLC. Profits and losses are allocated based on the percentage ownership of our member.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after March 28, 2017 through June 28, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

See the accompanying independent accountants' review report.



I G N I T E D S T U D I O S

